SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014

Prana Biotechnology Limited

(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

August 29, 2014

Appendix 4E – Preliminary Final Report

(ASX Listing rule 4.2A)

Company Name:	Prana Biotechnology Limited (the ‘Group’)
ABN:	37 080 699 065
Reporting Period:	Financial year ended 30 June 2014
Previous Reporting Period:	Financial year ended 30 June 2013

Result for Announcement to the Market

The results of Prana Biotechnology Limited for the year ended 30 June 2014 are as follows:

Revenues	up	141.12%	to	$363,775
Loss after tax attributable to members	up	71.17%	to	$(13,329,239)
Net loss for the period attributable to members	up	71.17%	to	$(13,329,239)

Brief explanation of figures reported above

Prana Biotechnology Ltd recorded revenue of A$363,775 for the year ended 30 June 2014 (2013: A$150,867), which is interest received on the Group’s bank accounts.

Prana Biotechnology Ltd has incurred a loss for the year of A$13,329,239 (2013: A$7,787,242). This loss has increased due to an increase in R&D expenditure for the period offset by an increase in other income recognised under an Australian Government tax incentive scheme introduced 1 July 2011.

For further details relating to the current period’s results, refer to the Directors’ Report – Review and Results of Operations contained within this document.

Dividends

No dividends have been paid or declared by the Group since the beginning of the current reporting period. No dividends were paid for the previous reporting period.

Net Tangible Assets per Share

	30 June 2014	30 June 2013
Net Tangible Assets	$37,686,287	$13,974,713
Shares (No.)	488,646,960	381,610,426
Net Tangible Assets per Share (Cents)	7.71	3.66

Loss per Share

	30 June 2014	30 June 2013
Basic loss per share	(3.11)	(2.30)
Diluted loss per share	(3.11)	(2.30)

Status of Audit of Accounts

These accounts are currently in the process of being audited. An Annual Report for the year ended 30 June 2014 containing the Audit Report shall be provided in due course.

ABN 37 080 699 065

Appendix 4E

Preliminary Final Report

For the Year Ended 30 June 2014

(and previous corresponding period: year ended 30 June 2013)

In Compliance with ASX Listing Rule 4.3A

Review of Operations

The Directors of Prana Biotechnology Limited present the following report on the consolidated entity (referred to hereafter as the ‘Group’ or ‘Consolidated Entity’ or ‘Prana’) consisting of Prana Biotechnology Limited and the entities it controlled at the end of, or during, the year ended 30 June 2014.

Directors

The following persons were Directors of Prana Biotechnology Ltd during the whole of the financial year and up to the date of this report, unless stated otherwise:

Mr Geoffrey Kempler	Executive Chairman and Chief Executive Officer
Mr Brian Meltzer	Non-Executive Independent Director
Dr George Mihaly	Non-Executive Independent Director
Mr Peter Marks	Non-Executive Independent Director
Mr Lawrence Gozlan	Non-Executive Independent Director
Prof. Ira Shoulson*	Non-Executive Independent Director	Appointed 13 May 2014

*Prof. Ira Shoulson was appointed as a director on 13 May 2014 and remains in office to the date of this report.

Principal Activities

The Group’s principal activities during the course of the year were to commercialise research into Alzheimer’s Disease, Huntington’s Disease and other major age-related degenerative disorders. There have been no significant changes in the nature of those principal activities during the financial year.

Review of Operations

Detailed below is an update on the status of the Group’s development projects and overall operations for the year ended 30 June 2014.

The Group’s 30 June 2013 Annual Report contains detailed background information relating to its operations including its research and development projects and collaboration partners and should be read in conjunction with this report.

Key Events Summary

In February 2014 the Group announced the results of the Phase 2a ‘Reach2HD’ trial in 109 patients with early to mid stage Huntington Disease (HD). The placebo double blind trial was designed to assess the safety and tolerability of PBT2 and was conducted over 26 weeks. PBT2 is Prana’s lead Metal Protein Attenuating Compound (MPAC) in clinical development. The primary objective was achieved with PBT2 being safe and well tolerated in the patient population, with no significant findings or trends in any of the safety parameters measured. Secondary objectives were to investigate the effect of PBT2 on cognitive, motor, behavioural, global and functional measures. In addition, a small sub-study (n=6) was undertaken to detect brain metal iron mapping and volumetric analysis using Magnetic Resonance Imaging (MRI).

Cognition was pre-specified as the primary efficacy endpoint and was assessed using three Composite z-scores selected from individual tests; Category Fluency, Trail Making Test Part B, Map Search, Symbol Digit Modalities, Stroop Word Reading. Of the three Composite Cognition z-scores, the Executive Function Composite, comprised of the Trail Making Test Part B and Category Fluency was significantly improved at 12 weeks (p=0.005) and trended towards improvement at 26 weeks (p=0.069). In early stage HD, there was significant improvement in the Executive Function composite (p=0.038). Of particular note, the Trail Making Test Part B of itself was significantly improved at 12 weeks (p=0.001) and at 26 weeks (p=0.042).

There were no other significant findings in the other secondary endpoints although there was a small but positive signal in the Total Functional Capacity score. Interestingly whilst the MRI did not detect changes in brain iron distribution in the study, the rate of brain cortical tissue thinning was greater in the placebo group compared to the 2 PBT2 treatment groups (110mg and 250mg combined).

Review of Operations (continued…)

The study was conducted across sites in the United States and Australia in collaboration with the Huntington Study Group based in Rochester, New York.

In March 2014 the Group announced the results of the Phase 2 ‘IMAGINE’ trial in 42 patients with mild or prodromal Alzheimer’s Disease (AD). The study investigated the use of the imaging agent, Pittsburgh compound B (PiB) to measure changes in insoluble, aggregated forms of beta amyloid (plaque) in the brain after treatment with PBT2 over 52 weeks. This biomarker study was supported in part by the New York Alzheimer’s Drug Discovery Foundation. No significant changes in beta amyloid burden were observed in the 27 patients treated with 250mg PBT2 compared to the 15 patients on placebo. Confounding interpretation of the result was the observed overall decline in amyloid burden in the placebo group.

No improvement was observed for the secondary endpoints including brain metabolic activity, cognitive and functional measures. However, for patients treated with PBT2 there was a trend towards preserving brain volume in the hippocampus compared to those patients on placebo. A key secondary endpoint was the safety profile of PBT2 after 52 weeks treatment – the longest duration of PBT2 exposure to date in a clinical trial. The adverse event profile of the treatment versus placebo group was equivalent and 40 of the 42 enrolled participants completed the 52 week trial. Participants were provided the option to continue treatment on PBT2 for a further 52 weeks in an open label study. Thirty three elected to do so and the study is ongoing and will be completed at the end of 2014/early 2015.

Both the Reach2HD and the IMAGINE clinical trials were conducted under the governance of an independent Data Safety Monitoring Boards (DSMB). The DSMB is an independent group of experts who review the accumulated safety data during the clinical trials in order to safeguard the interests and safety of participating patients. For both trials, the DSMB concluded that the trials did not require any protocol amendments.

Prana’s lead development compound for movement disorders, PBT434, has been shown to prevent the aggregation of a key protein, alpha synuclein, implicated in the pathology of Parkinson’s Disease (PD) and other movement disorders such as Multiple System Atrophy. These findings together with the demonstration that PBT434 can preserve the neurons that perish in PD, were presented at the 17th Movement Disorders Congress of Parkinson’s Disease and Movement Disorders in Sydney in June 2013. Research into the potential disease modifying mechanisms of the drug has been assisted by the award of £150,000 grant from Parkinson’s UK to The University of Leeds to study PBT434 in collaboration with Melbourne’s Florey Institute of Neuroscience and Mental Health. Development of the drug has progressed into longer term toxicology studies and GMP manufacture of the drug to enable first in man studies in 2015.

Underpinning the mechanistic research into the disease modification potential of PBT2 in AD and HD, Prana scientist Associate Professor Paul Adlard published on the ability of PBT2 to restore learning and memory in old mice. His paper entitled, “A Novel Approach To Rapidly Prevent Age-Related Cognitive Decline” in the journal Aging Cell, demonstrated that PBT2 could restore the cognition of aged mice to that of young, cognitively normal mice. Furthermore, that this restoration of cognitive function was accompanied by increase in underlying hippocampal neurons, synaptic density and neuronal proliferation markers around the lateral ventricles, a region susceptible to atrophy in HD.

The novel therapeutic strategy behind PBT2 was recognised Elsevier Business Intelligence who named PBT2 as one of the ‘Top 10 Neuroscience Projects to Watch’.

Review of Operations (continued…)

In May 2014, the Group announced the appointment of Professor Ira Shoulson to the Prana Board. Professor Shoulson is a Professor of Neurology, Pharmacology and Human Science at Georgetown University, Washington, DC and Director of the University’s Program for Regulatory Science and Medicine. He is also principal investigator of the Georgetown University Center of Excellence in Regulatory Science and Innovation, funded by the Food and Drug Administration. Professor Shoulson was the founder of the leading academic consortia, the Huntington Study Group and the Parkinson Study Group.

In August 2013, the Group issued a prospectus providing for the sale of up to US$47.18 million of our ordinary shares under an amended At-The-Market Issuance Sales Agreement with MLV dated August 30, 2013. As of 30 June, 2014, we issued a total amount of 12.2 million ADSs under the Group’s At-The-Market Issuance Sales Agreement for gross proceeds of A$39.37 million (US$37 million).

During the year 20.9 million options were exercised into ordinary shares resulting in $4.95 million received by the Group to fund operations.

This document contains some statements which are by their very nature forward looking or predictive. Such forward looking statements are by necessity at least partly based on assumptions about the results of future operations which are planned by the Group and other factors affecting the industry in which the Group conducts its business and markets generally. Such forward looking statements are not facts but rather represent only expectations, estimates and/or forecasts about the future and thereby need to be read bearing in mind the risks and uncertainties concerning future events generally. There are no guarantees about subjects dealt with in forward looking statements. Indeed, actual outcomes may differ substantially from that predicted due to a range of variable factors.

Results of Operation

The Group reported a loss for the year of A$13.3 million (2013: A$7.8 million). The loss is after fully expensing all research and development costs.

Other Income

We had other income of A$7.8 million (2013: A$4.5 million) relating to a 45% tax offset refund for eligible research and development activities.

Research and development expenses

Our research and development expenses consist primarily of expenses for contracted research and development activities conducted by third parties on our behalf. Research and development expenses also include costs associated with the acquisition, development of patents, salaries and fees paid to employees and consultants involved in research and development activities.

Our research and development expenses (including research and development expenses paid to related parties) increased to A$14.9 million for the year ended June 30, 2014 from A$8.6 million for the year ended June 30, 2013, an increase of A$6.3 million, or 73.62%. The increase in research and development expenses in the year ended June 30, 2014 is primarily attributable to: the completion and reporting of both the Alzheimer’s Disease “IMAGINE” and Huntington Disease “Reach2HD” Phase II studies; the conduct of an extension study to IMAGINE and pre-Phase III development and manufacturing costs; the pre-clinical development of our lead Parkinson’s Disease and other Movement Disorders MPAC candidate compound, PBT434.

Corporate personnel expenses

Our personnel expenses consist of directors’ fees, salaries and benefits paid to employees and officers and equity-based payments awarded to directors, officers and employees.

Corporate personnel expenses increased to A$2.1 million for the year ended June 30, 2014 from A$1.9 million for the year ended June 30, 2013, an increase of A$143,831, or 7.51%. Prior year corporate personnel costs of A$640,432 have been changed to R&D personnel costs for comparative purposes. This has been offset by a decrease in corporate personnel expenses in the 2014 fiscal year attributable to a decrease in equity-based compensation in the form of options and shares issued to directors, employees and consultants issued in the 2014 fiscal year. In the 2014 fiscal year, we expensed A$472,463 in respect of equity-based payments to directors, consultants and employees compared to A$835,595 in the 2013 fiscal year.

Review of Operations (continued…)

Financial Position and Capital Resources

As at 30 June, 2014, the Group had cash reserves of A$34.17 million compared to A$13.35 million at 30 June, 2013. For the years ended 30 June, 2014 and 2013, we incurred an operating loss of A$13.3 million and A$7.8 million, respectively, and an operating cash outflow of A$13.8 million and A$8.0 million, respectively.

We believe that Australian Government tax incentive scheme relating to eligible research and development activities, introduced on July 1, 2011, will continue to provide us with significant benefits in future years. Such eligible R&D activities include but are not limited to:

•	Core activities, which are experimental activities whose outcome cannot be known or determined in advance, but can only be determined by applying a systematic progression of work;
•	Core activities conducted for the purpose of generating new knowledge (including new knowledge in the form of new or improved processes and materials); or
•	Supporting activities that are directly related and designed to support the above).

Under the research and development incentive scheme, entities with an aggregated turnover for the income year of less than A$20 million will be entitled to a 45% refundable tax offset. In the year ended June 30, 2014, we recorded A$7.8 million as receivable in other income with respect to funds we will receive in relation to the 2014 financial year under the research and development incentive scheme.

Cash Flows

Net cash used in operating activities was A$13.8 million and A$8.0 million during the years ended 30 June, 2014 and 2013, respectively. Our payments to suppliers and employees during the years ended 30 June, 2014 and 2013 were A$18.3 million and A$10.7 million respectively. The A$5.8 million increase in operating activities from the year ended 30 June, 2014 compared to the year ended 30 June, 2013 reflects our continued maintenance of its research and development programs. During the years ended 30 June, 2014 and 2013, our payments to suppliers and employees was offset by interest income of A$363,775 and A$150,867 respectively.

Signed in accordance with a resolution of the Directors made pursuant to s298(2) of the Corporations Act 2001.

Mr Geoffrey Kempler

Executive Chairman and Chief Executive Officer

Dated: This the 29th Day of August 2014

Statement of Profit or Loss and Other Comprehensive Income

For the year ended 30 June 2014

		Consolidated Entity
	Note	2014	2013
		$	$

Revenue from ordinary activities	3	363,775	150,867
Other income	3	7,845,396	4,488,526

Intellectual property expenses	4	477,079	294,894
Auditor and accounting expenses	4	342,609	166,086
Research and development expenses	4	14,908,098	8,586,437
Corporate personnel expenses	4	2,059,642	1,915,811
Depreciation expenses	4	22,384	23,130
Other expenses	4	2,172,157	1,187,083
Travel expenses	4	421,013	131,710
Public relations and marketing expenses	4	358,597	136,186
Foreign exchange gain (loss)	4	746,593	(140,761)
Gain (loss) on fair valuation of financial liabilities	4	30,238	126,059
Loss before income tax expense		(13,329,239)	(7,787,242)
Income Tax Expense		-	-
Loss for the period		(13,329,239)	(7,787,242)
Other comprehensive income		-	-
Total comprehensive loss for the year		(13,329,239)	(7,787,242)

Loss per share attributable to the ordinary equity holders of the Group:		Cents	Cents

Basic loss per share (cents per share)	5a	(3.11)	(2.30)
Diluted loss per share (cents per share)	5b	(3.11)	(2.30)

The accompanying notes form part of these financial statements.

Statement of Financial Position
As at 30 June 2014

		Consolidated Entity
	Note	2014	2013
		$	$
ASSETS
CURRENT ASSETS
Cash and cash equivalents		34,167,018	13,346,760
Trade and other receivables		7,285,409	3,523,938
Other current assets		96,883	112,242
TOTAL CURRENT ASSETS		41,549,310	16,982,940

NON-CURRENT ASSETS
Plant and equipment		47,557	46,893
Other non-current assets		43,988	43,988
TOTAL NON-CURRENT ASSETS		91,545	90,881
TOTAL ASSETS		41,640,855	17,073,821

LIABILITIES
CURRENT LIABILITIES
Trade and other payables		3,358,358	1,775,666
Other financial liabilities		98,398	870,801
Provisions		494,784	419,176
Unearned income		-	33,332
TOTAL CURRENT LIABILITIES		3,951,540	3,098,975

NON-CURRENT LIABILITIES
Provisions		3,028	133
TOTAL NON-CURRENT LIABILITIES		3,028	133
TOTAL LIABILITIES		3,954,568	3,099,108
NET ASSETS		37,686,287	13,974,713

EQUITY
Issued capital	6	140,009,415	101,379,111
Reserves	7	8,937,434	10,526,925
Accumulated losses		(111,260,562)	(97,931,323)
TOTAL EQUITY		37,686,287	13,974,713

The accompanying notes form part of these financial statements.

Statement of Changes in Equity

For the year ended 30 June 2014

	Note	Issued and Unissued Capital	Reserves	Accumulated Losses	Total
		$	$	$	$
Balance at 30 June 2012		86,134,077	9,633,451	(90,144,081)	5,623,447
Transactions with owners in their capacity as owners:
Shares issued gross of costs	6	16,260,809	-	-	16,260,809
Options exercised	6 & 7	-	-	-	-
Options issued		-	893,474	-	893,474
Options lapsed		-	-	-	-
Equity to be issued		-	-	-	-
Transaction costs	6	(1,015,775)	-	-	(1,015,775)
		15,245,034	893,474	-	16,138,508
Loss for the year		-	-	(7,787,242)	(7,787,242)
Total comprehensive income for the year		-	-	(7,787,242)	(7,787,242)
Balance at 30 June 2013		101,379,111	10,526,925	(97,931,323)	13,974,713
Transactions with owners in their capacity as owners:
Shares issued gross of costs	6	32,410,149	-	-	32,410,149
Options exercised	6 & 7	7,535,324	(2,582,399)	-	4,952,925
Options issued		-	992,908	-	992,908
Options lapsed		-	-	-	-
Equity to be issued		24,200	-	-	24,200
Transaction costs	6	(1,339,369)	-	-	(1,339,369)
		38,630,304	(1,589,491)	-	37,040,813
Loss for the year		-	-	(13,329,239)	(13,329,239)
Total comprehensive income for the year		-	-	(13,329,239)	(13,329,239)
Balance at 30 June 2014		140,009,415	8,937,434	(111,260,562)	37,686,287

The accompanying notes form part of these financial statements.

Cash Flow Statement

For the year ended 30 June 2014

	Consolidated Entity
	2014	2013
	$	$

CASH FLOWS RELATED TO OPERATING ACTIVITIES
Payments to suppliers and employees	(18,264,061)	(10,650,823)
Interest received	377,587	93,789
Grants received	-	107,097
R&D tax refund	4,095,000	2,492,683
Other	2,500	6,000
NET OPERATING CASH FLOWS	(13,788,974)	(7,951,254)

CASH FLOWS RELATED TO INVESTING ACTIVITIES
Payments for purchases of plant and equipment	(23,047)	(22,000)
Payment for rental security deposits	-	(6,151)
NET INVESTING CASH FLOWS	(23,047)	(28,151)

CASH FLOWS RELATED TO FINANCING ACTIVITIES
Proceeds from issues of securities	37,363,075	16,260,806
Transaction costs relating to equity issuances	(1,339,369)	(1,015,775)
Proceeds from borrowings	-	337,000
Repayment of borrowings	(810,164)	-
NET FINANCING CASH FLOWS	35,213,542	15,582,031
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	21,401,521	7,602,626
Cash and cash equivalents at the beginning of the year	13,346,760	5,636,469
Effects of exchange rate changes on cash and cash equivalents	(581,263)	107,665
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	34,167,018	13,346,760

The accompanying notes form part of these financial statements.

Notes to the Financial Statements

For the year ended 30 June 2014

Note 1. Statement of Significant Accounting Policies

These general purpose financial statements for the year ended 30 June 2014 have been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

The Group’s preliminary financial statements comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Australian equivalents to International Financial Reporting Standards (“A-IFRS”).

The Group’s preliminary financial report does not include all the notes of the type normally included in an annual financial report. The preliminary financial report has been prepared in accordance with the recognition and measurement requirements, but not all disclosure requirements, of Australian Accounting Standards and Interpretations and the Corporations Act 2001. Australian Accounting Standards include Australian equivalents to International Financial Reporting Standards.

Accounting Policies

Significant accounting policies adopted in preparation of the preliminary financial report are consistent with those adopted by the Group in preparation of the 30 June 2013 financial report and the 31 December 2014 half year financial report. Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosure.

The preliminary financial report is presented in Australian dollars.

Going Concern Basis

The Group is a development stage medical biotechnology company and as such expects to be utilising cash until its research activities have become marketable. For the year ended 30 June 2014, the Group incurred an operating loss of A$13.3 million (2013: Loss: A$7.8 million) and an operating cash outflow of A$13.8 million (2013: A$8.0 million). As at year end the net assets of the Group stood at A$37.7 million (2013: A$14.0 million) and the cash position has increased to A$34.2 million from A$13.3 million at 30 June 2013.

Cash on hand at 30 June 2014 plus subsequent capital inflows are considered sufficient to meet the Group’s forecast cash outflows for, at least, 12 months from the date of this report. While there is an inherent uncertainty in the Group’s cash flow forecast in relation to the phasing of proposed expenditure on research and development which may impact the forecast cash position, the Directors believe the Group will be able to maintain sufficient cash reserves through a range of options, including:

•	The Group had an existing “at the market” (ATM) facility through which it could raise additional funds of up to US$48.73 million by the sale of American Depositary Receipts (“ADRs”). This facility, established through the filing of a shelf registration statement on Form F-3 with the United States Securities and Exchange Commission in May, 2011, and amended in August 2013 has been a successful source of raising funds. As at the date of this report the Group sold 12.2 million of its ADRs for aggregate gross proceeds of approximately A$39.37 million (US$37 million).

•	The Group has on issue a total of 18.77 million unlisted, unexercised options. The options have exercise prices ranging from nil to A$1.12. If all unlisted options were exercised, the Group would receive consideration of A$6.9 million in total.

•	The Group has recorded a Trade Receivable at 30 June 2014 in the amount of A$7.3 million from the Australian Tax Office in respect of its 2014 R&D claim. The Group expects to receive this amount during the 12 months ended 30 June 2015.

Notes to the Financial Statements (continued…)

•	In addition, the Group continues to pursue raising additional funds through alternative funding structures and has a strong history of raising capital.

•	Notwithstanding, in the event that the Group will not have sufficient funds to effect its current plans through the above mentioned methods, the Group has the ability to scale down its operations and prioritise its research and development programs.

On this basis, the Directors are satisfied that the Group is a going concern and at this time and are of the opinion that no asset is likely to be realised for an amount less than the amount at which it is recorded in the Consolidated Statement of Financial Position as at 30 June 2014.

Therefore, no adjustments have been made to the financial report relating to the recoverability and classification of the asset carrying amounts or the classification of liabilities that might be necessary should the Group not continue as a going concern.

R&D Tax Incentives

The Australian Government replaced the research and development tax concession with the research and development tax incentive from 1 July 2011. The provisions provide refundable or non-refundable tax offsets. The research and development tax incentive applies to expenditure incurred and the use of depreciating assets in an income year commencing on or after 1 July 2011. A 45% refundable tax offset, equivalent to a deduction of 150%, will be available to eligible small companies with an annual aggregate turnover of less than $20 million. Eligible companies can receive a refundable tax offset of 45% of their research and development spending.

The Group’s research and development activities are eligible under an Australian Government tax incentive for eligible expenditure from 1 July 2011. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. For the period to 30 June 2014 the Group has recorded an item in other income of A$7.22 million (2013: A$3.47 million) to recognise this amount which relates to this period.

Note 2. Dividends

The Group resolved not to declare any dividends in the year ended 30 June 2014.

Note 3. Revenue and other income

	2014	2013
	$	$
From ordinary activities:
Other revenue
Interest	363,775	150,867
Total other revenue	363,775	150,867

Other income
R&D Tax Concession	7,802,947	4,408,761
Michael J Fox Foundation Grant	39,949	73,765
Other Grants	2,500	6,000
Total other income	7,845,396	4,488,526

Notes to the Financial Statements (continued…)

Note 4. Loss for the year

	Note	2014	2013
		$	$
Loss before income tax has been determined after:
Expenses
Intellectual property expenses		477,079	294,894
Auditor and accounting expenses		342,609	166,086
Research and development expenses	4a	14,908,098	8,586,437

Corporate Personnel expenses
- Employee expenses		751,004	750,418
- Equity payments to employees		33,824	114,740
- Consultant and director expenses		773,601	297,587
- Equity payments to consultants and directors		438,639	720,855
- Defined contribution superannuation expenses		62,574	32,211
Total Corporate Personnel expenses*		2,059,642	1,915,811

Depreciation expenses		22,384	23,130

Other expenses
- Corporate compliance		487,632	251,552
- Office expenses		1,365,151	634,552
- Computer expenses		22,316	21,609
- Insurance		103,497	84,679
- Office rental under operating lease		163,583	177,015
- Interest Expense - ADDF		29,978	17,676
Total Other expenses		2,172,157	1,187,083

Travel expenses		421,013	131,710
Public relations and marketing expenses		358,597	136,186
Foreign exchange gain (loss)		746,593	(140,761)
Gain (loss) on fair valuation of financial liabilities		30,238	126,059

Total expenses		21,538,410	12,426,635

*	Corporate Personnel expenses excludes salaries and fees paid to employees and consultants involved in research and development activities.

	2014	2013
4a) Research and development expenses 1 & 2	$	$
Personnel expenses related to research and development	1,827,934	1,159,887
Research and development expenses	13,080,164	7,426,550
Total Research and development expenses	14,908,098	8,586,437

[1]	Research and development expenses consist of expenses paid for contracted research and development activities conducted by third parties on behalf of the Group.

[2]	Prior year corporate personnel costs of $640,432 have been changed to R&D personnel costs for comparative purposes.

Notes to the Financial Statements (continued…)

Note 5. Loss per Share

	2014	2013
	(cents)	(cents)
(a) Basic loss per share	(3.11)	(2.30)

(b) Diluted loss per share	(3.11)	(2.30)

(c) Reconciliation of earnings to loss	$	$
Loss used to calculate basic loss per share	(13,329,239)	(7,787,242)
Loss used to calculate diluted loss per share	(13,329,239)	(7,787,242)

	No.	No.
(d) Weighted average number of ordinary shares outstanding during the year used in calculating basic loss per share	428,047,123	338,700,006
Weighted average number of ordinary shares outstanding during the year used in calculating diluted loss per share	428,047,123	338,700,006

(e)	Options that are considered to be potential ordinary shares are excluded from the weighted average number of ordinary shares used in the calculation of basic loss per share. Where dilutive, potential ordinary shares are included in the calculation of diluted loss per share. All the options on issue do not have the effect to dilute the loss per share. Therefore they have been excluded from the calculation of diluted loss per share.

Note 6. Contributed Equity

	Note	2014	2013
		$	$
488,646,960 (2013: 381,610,426) fully paid ordinary shares	6a	137,307,771	98,677,467
Nil (2013: Nil) options over fully paid ordinary shares	6b	2,701,644	2,701,644
		140,009,415	101,379,111

(a) Ordinary Shares		2014		2013
		No.	$	No.	$
At the beginning of reporting period		381,610,426	98,677,467	297,980,818	83,432,433
Shares issued during the year	(i)	86,108,500	32,434,349	83,629,608	16,260,809
Shares issued on exercise of options	(ii)	20,928,034	7,535,324	-	-
Transaction costs relating to share issues		-	(1,339,369)	-	(1,015,775)
At reporting date		488,646,960	137,307,771	381,610,426	98,677,467

Notes to the Financial Statements (continued…)

Ordinary shares participate in dividends and the proceeds on winding up of the Group in proportion to the number of shares held. At the shareholders meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

(i) Shares issued during the year

2014	Details	Number	Issue Price
			$	$
02 August 2013	Issued as part of a capital raising	1,469,780	0.40	588,216
05 August 2013	Issued as part of a capital raising	465,980	0.38	176,592
06 August 2013	Issued as part of a capital raising	3,601,550	0.39	1,413,616
07 August 2013	Issued as part of a capital raising	2,517,590	0.38	956,832
30 August 2013	Issued as part of a capital raising	1,167,610	0.57	662,809
09 September 2013	Issued as part of a capital raising	2,160,950	0.58	1,261,265
10 September 2013	Issued as part of a capital raising	1,395,610	0.56	786,494
11 September 2013	Issued as part of a capital raising	523,120	0.55	288,606
12 September 2013	Issued as part of a capital raising	2,056,760	0.52	1,071,557
04 November 2013	Issued as part of a capital raising	6,745,750	0.48	3,209,209
05 November 2013	Issued as part of a capital raising	143,700	0.48	69,054
06 November 2013	Issued as part of a capital raising	8,380	0.49	4,070
11 March 2014	Issued as part of a capital raising	980,130	1.23	1,202,928
12 March 2014	Issued as part of a capital raising	41,760	1.18	49,339
14 March 2014	Issued as part of a capital raising	1,594,220	1.11	1,767,019
17 March 2014	Issued as part of a capital raising	2,280,750	1.05	2,405,397
03 April 2014	Issued as part of a capital raising	22,339,170	0.31	6,963,613
04 April 2014	Issued as part of a capital raising	17,290,080	0.27	4,607,964
07 April 2014	Issued as part of a capital raising	18,325,610	0.25	4,672,819
07 April 2014	Issued to a consultant [1]	1,000,000	0.25	252,750
30 June 2014	Proposed issue to a consultant [2]	-	-	24,200
		86,108,500		32,434,349

[1]	Equity was issued for nil consideration and valued by the Group based on the market price per share on grant date.

[2]	Shares expensed under AASB2, but not yet issued. The market value of shares to be issued to consultant is equivalent to the contracted services.

Notes to the Financial Statements (continued…)

2013	Details	Number	Issue Price
			$	$
24 August 2012	Issued as part of a capital raising	1,364,190	0.18	239,238
27 August 2012	Issued as part of a capital raising	1,656,440	0.17	288,162
28 August 2012	Issued as part of a capital raising	52,000	0.17	8,970
29 August 2012	Issued as part of a capital raising	164,770	0.17	28,252
31 August 2012	Issued as part of a capital raising	347,000	0.17	58,771
03 September 2012	Issued as part of a capital raising	816,330	0.17	138,954
04 September 2012	Issued as part of a capital raising	169,060	0.17	27,909
14 September 2012	Issued as part of a capital raising	1,249,450	0.19	242,432
17 September 2012	Issued as part of a capital raising	2,507,610	0.2	507,067
18 September 2012	Issued as part of a capital raising	354,500	0.2	70,973
25 September 2012	Issued as part of a capital raising	1,196,500	0.25	296,530
26 September 2012	Issued as part of a capital raising	189,210	0.24	46,289
27 September 2012	Issued as part of a capital raising	121,350	0.22	27,055
28 September 2012	Issued as part of a capital raising	20,700	0.23	4,665
08 October 2012	Issued as part of a capital raising	32,500,000	0.18	6,012,500
01 March 2013	Issued to a consultant [1]	110,000	0.20	22,000
07 March 2013	Issued as part of a capital raising	1,843,240	0.27	502,879
07 March 2013	Issued as part of a capital raising	1,499,870	0.27	407,541
08 April 2013	Issued as part of a capital raising	25,641,030	0.20	5,000,001
08 April 2013	Issued as part of a capital raising	1,045,150	0.21	218,981
08 April 2013	Issued as part of a capital raising	244,740	0.22	53,110
08 April 2013	Issued as part of a capital raising	165,980	0.22	36,284
03 May 2013	Issued as part of a capital raising	10,370,488	0.19	2,022,245
		83,629,608		16,260,809

[1]	Equity was issued for nil consideration and valued by the Group based on the market price per share on grant date.

Notes to the Financial Statements (continued…)

(ii) Shares issued on exercise of options

			Exercise
2014	Details [1]	Number	Price
			$	$
30 August 2013	Exercise of options	150,000	0.25	52,140
30 August 2013	Exercise of options	100,000	-	11,700
30 August 2013	Exercise of options	86,625	-	12,266
30 August 2013	Exercise of options	100,000	-	11,700
30 August 2013	Exercise of options	10,000,000	0.30	3,857,143
03 October 2013	Exercise of options	97,418	-	17,577
03 October 2013	Exercise of options	625,000	-	282,827
25 October 2013	Exercise of options	60,000	-	8,496
25 October 2013	Exercise of options	81,750	-	11,575
25 October 2013	Exercise of options	45,000	-	6,372
25 October 2013	Exercise of options	90,728	-	12,847
04 November 2013	Exercise of options	722,419	-	300,404
25 November 2013	Exercise of options	200,000	0.33	80,786
13 December 2013	Exercise of options	73,200	0.25	25,444
20 December 2013	Exercise of options	81,750	-	11,576
20 December 2013	Exercise of options	100,000	0.33	40,393
03 January 2014	Exercise of options	1,700,000	0.225	593,622
28 January 2014	Exercise of options	500,000	0.225	174,595
06 February 2014	Exercise of options	500,000	0.225	174,595
06 February 2014	Exercise of options	28,900	0.225	10,092
06 February 2014	Exercise of options	3,400,000	0.225	1,187,244
06 February 2014	Exercise of options	50,000	0.25	17,380
21 February 2014	Exercise of options	60,000	0.15	16,800
21 February 2014	Exercise of options	146,128	0.15	36,532
21 February 2014	Exercise of options	157,818	0.25	54,858
26 February 2014	Exercise of options	34,220	0.37	17,298
26 February 2014	Exercise of options	47,700	0.25	16,581
11 March 2014	Exercise of options	100,000	0.33	40,393
11 March 2014	Exercise of options	60,000	0.25	20,856
11 March 2014	Exercise of options	66,500	0.15	18,620
11 March 2014	Exercise of options	1,000,000	0.15	260,000
11 March 2014	Exercise of options	100,000	0.33	40,393
11 March 2014	Exercise of options	146,128	0.15	36,532
03 April 2014	Exercise of options	216,750	0.225	75,687
		20,928,034	-	7,535,324

[1]	Equity value is the fair value at grant date.

(ii)	During the financial year ended 30 June 2013, no shares were issued on the exercise of options.

Notes to the Financial Statements (continued…)

(b) Options	2014		2013
	No.	$	No.	$
At the beginning of reporting period	-	2,701,644	-	2,701,644
At reporting date	-	2,701,644	-	2,701,644

Note 7. Reserves

	Note	2014	2013
		$	$
Share based payment reserve
18,542,577 (2013: 35,544,121) options over fully paid ordinary shares	7a	6,968,437	8,557,928
Nil (2013: Nil) options over ADRs	7b	1,515,434	1,515,434
612,397 (2013: 612,397) warrants over ADRs	7c	453,563	453,563
		8,937,434	10,526,925

(a) Options over fully paid ordinary shares		2014		2013
		No.	$	No.	$
At the beginning of reporting period		35,544,121	8,557,928	28,360,328	7,664,454
Options issued during year	(i)	3,926,490	992,908	10,683,793	893,474
Exercise of options	(ii)	(20,928,034)	(2,582,399)	-	-
Expiration of options	(iii)	-	-	(3,500,000)	-
Forfeiture of options	(iv)	-	-	-	-
At reporting date		18,542,577	6,968,437	35,544,121	8,557,928

Notes to the Financial Statements (continued…)

(i) Options issued during year

2014	Details	Number	Option fair value $	$
25 October 2013	Issued to consultants[1]	200,000	0.17	33,960
04 November 2013	Issued to consultants and key management personnel [2]	360,000	0.21	76,105
13 December 2013	Issued to consultants [3]	1,200,000	0.36	427,293
07 February 2014	Issued to consultants [4]	300,000	0.64	63,793
07 April 2014	Issued to consultants [5]	1,200,000	0.23	274,966
05 August 2013	Issued to consultants [6]	306,490	0.18	54,016
02 October 2013	Issued to consultants [7]	360,000	0.17	62,775
		3,926,490		992,908

2013	Details	Number	Option fair value $	$
12 December 2012	Issued to directors and key management personnel [8]	9,000,000	0.07	665,350
26 June 2013	Issued to employees [9]	641,923	0.14	86,969
26 June 2013	Issued to consultants [9]	1,041,870	0.14	141,155
		10,683,793		893,474

Notes to the Financial Statements (continued…)

(ii) Exercise of options

			Exercise
2014	Details	Number	Price
			$	$
30 August 2013	Exercise of options [10]	(286,625)	A$0.00	(35,666)
30 August 2013	Exercise of options [11]	(10,000,000)	A$0.30	(857,143)
30 August 2013	Exercise of options [12]	(150,000)	A$0.25	(14,640)
03 October 2013	Exercise of options [10]	(722,418)	A$0.00	(300,405)
25 October 2013	Exercise of options [10]	(277,478)	A$0.00	(39,290)
04 November 2013	Exercise of options [10]	(722,419)	A$0.00	(300,405)
25 November 2013	Exercise of options [8]	(200,000)	A$0.33	(14,786)
13 December 2013	Exercise of options [12]	(73,200)	A$0.25	(7,144)
20 December 2013	Exercise of options [10]	(81,750)	A$0.00	(11,576)
20 December 2013	Exercise of options [8]	(100,000)	A$0.33	(7,393)
03 January 2014	Exercise of options [13]	(1,700,000)	A$0.225	(211,122)
28 January 2014	Exercise of options [13]	(500,000)	A$0.225	(62,095)
06 February 2014	Exercise of options [13]	(3,928,900)	A$0.225	(487,928)
06 February 2014	Exercise of options [12]	(50,000)	A$0.25	(4,880)
21 February 2014	Exercise of options [14]	(206,128)	A$0.15	(22,413)
21 February 2014	Exercise of options [12]	(157,818)	A$0.25	(15,403)
26 February 2014	Exercise of options [9]	(34,220)	A$0.37	(4,636)
26 February 2014	Exercise of options [12]	(47,700)	A$0.25	(4,656)
11 March 2014	Exercise of options [8]	(200,000)	A$0.33	(14,786)
11 March 2014	Exercise of options [14]	(1,212,628)	A$0.15	(133,258)
11 March 2014	Exercise of options [12]	(60,000)	A$0.25	(5,856)
03 April 2014	Exercise of options [13]	(216,750)	A$0.225	(26,918)
		(20,928,034)		(2,582,399)

(ii) During the financial year ended 30 June 2013, no shares were issued on the exercise of options.

(iii) During the financial year ended 30 June 2014 no options expired.

(iii) Expiration of options

Exercise
2013	Details	Number	Price
			$	$
23 September 2012	Expired, unexercised, 23 September 2012 [15]	(3,500,000)	-	-
		(3,500,000)		-

Notes to the Financial Statements (continued…)

(iv) During the financial year ended 30 June 2013 and 2014 no options were forfeited.

[1]	Options exercisable at $0.61 on or before 24 October 2018
[2]	Options exercisable at $0.73 on or before 3 November 2018
[3]	Options exercisable at $1.04 on or before 11 December 2018
[4]	Options exercisable at $1.12 on or before 5 February 2019
[5]	Options exercisable at $0.25 on or before 6 April 2018
[6]	Options exercisable at $0.66 on or before 4 August 2018
[7]	Options exercisable at $0.66 on or before 1 October 2018
[8]	Options exercisable at $0.33 on or before 13 December 2017
[9]	Options exercisable at $0.37 on or before 25 June 2018
[10]	Options exercisable at $nil on or before 7 August 2014 with a share price hurdle of $0.40 for 5 consecutive trading days
[11]	Options exercisable at $0.30 on or before 11 September 2013
[12]	Options exercisable at $0.25 on or before 20 March 2017
[13]	Options exercisable at $0.225 on or before 24 March 2015
[14]	Options exercisable at $0.15 on or before 31 March 2014
[15]	Options exercisable at $0.30 on or before 23 September 2012

(b) Options over ADRs [1]	2014		2013
	No.	$	No.	$
At the beginning of reporting period	-	1,515,434	380,000	1,515,434
Expiration of options	-	-	(380,000)	-
At reporting date	-	1,515,434	-	1,515,434

[1]	Options exercisable at USD$5.00 on or before 17 December 2012. These options are convertible to ADRs, 1 ADR = 10 ordinary shares.

(c) Warrants over ADRs 1 & 2	2014		2013
	No.	$	No.	$
At the beginning of reporting period [1]	-	453,563	-	453,563
At the beginning of reporting period [2]	612,397	-	612,397	-
At reporting date	612,397	453,563	612,397	453,563

[1]	Warrants exercisable at USD$8.00 on or before 4 June 2009.

These warrants expired without being exercised on 4 June 2009.

Warrants exercisable at A$0.17 on or before 25 February 2016.

[2]	These warrants are convertible to ADRs, 1 ADR = 10 ordinary shares.

(d)	Nature and purpose of reserve

The share based payments reserve is used to recognise the fair value of options and warrants issued to employees and consultants but not exercised.

Notes to the Financial Statements (continued…)

Note 8. Contingent Liabilities and Contingent Assets

There are no contingent assets or liabilities at the date of this report. The Group is not involved in any legal or arbitration proceedings and, so far as the Directors are aware, no such proceedings are pending or threatened against the Group.

Note 9. Segment Reporting

The Group’s activities are predominantly within Australia and cover research into Alzheimer’s Disease and other major age-related degenerative disorders.

Note 10. Share-based Payments

At the Annual General Meeting held on 17 November 2004, Shareholders approved the establishment of a new Employee and Consultant Plan designed to reward Executives, Employees and/or Consultants for their contributions to the consolidated entity. The plan is to be used as a method of retaining key personnel for the growth and development of the Group’s intellectual property rights. Due to the Group’s US presence, a US plan and an Australian plan were developed. At 30 June 2014 equity had been issued to 1 previous Director, while a Director, under the US plan and 6 Directors, 3 Key Management Personnel, 16 employees and 19 consultants under the Australian Plan.

2004 Australian Employee, Directors and Consultants Share and Option Plan - Shares

	2014	2013
	Number of	Number of
	Shares	Shares
Outstanding at the beginning of the year	7,405,331	7,295,331
Granted	1,000,000	110,000
Forfeited	-	-
Exercised Options	4,582,384	-
Expired	-	-
Outstanding at year-end	12,987,715	7,405,331

Shares issued to employees and consultants were valued at the market price per share at date of grant. See note 6 for further detail.

The weighted average fair value of the shares granted during the year was $0.25.

$252,750 is included under corporate personnel expenses in the Statement of Profit or Loss and Other Comprehensive Income in the year ended 30 June 2014.

Notes to the Financial Statements (continued…)

2004 Australian Employee, Directors and Consultants Share and Option Plan – Options

	2014		2013
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
		$		$
Outstanding at the beginning of the year	17,031,476	0.23	6,347,683	0.14
Granted	3,926,490	0.69	10,683,793	0.34
Lapsed	-	-	-	-
Forfeited	-	-	-	-
Exercised	(4,582,384)	0.11	-	-
Expired	-	-	-	-
Outstanding at year-end	16,375,582	0.41	17,031,476	0.23
Exercisable at year-end	16,175,582	0.40	16,010,786	0.28

The options outstanding at 30 June 2014 had a weighted average exercise price of $0.41 and a weighted average remaining contractual life of 3.42 years. Exercise prices range from nil to $1.12 in respect of options outstanding at 30 June 2014.

The weighted average fair value of the options granted during the year was $0.29.

This price was calculated by using a Black Scholes model applying the following inputs:

•	Weighted average exercise price	$0.69
•	Weighted average life of the option	4.69 years
•	Underlying share price	$0.50
•	Expected share price volatility	134.50%
•	Risk free interest rate	3.26%

$544,644 is included under personnel expenses related to research and development expenses in the Statement of Profit or Loss and Other Comprehensive Income in the year ended 30 June 2014.

$472,463 is included under corporate personnel expenses in the Statement of Profit or Loss and Other Comprehensive Income in the year ended 30 June 2014. All equity issued under the plan has been expensed in the current and prior periods.

Notes to the Financial Statements (continued…)

Share Based Payments outside of Employees’, Directors’ and Consultants’ Share and Option Plan

	2014		2013
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
		$		$
Outstanding at the beginning of the year	18,512,645	0.27	22,012,645	0.27
Granted	-	-	-	-
Forfeited	-	-	-	-
Exercised	(16,345,650)	0.27	-	-
Expired	-	-	(3,500,000)	0.30
Outstanding at year-end	2,166,995	0.23	18,512,645	0.27
Exercisable at year-end	2,166,995	0.23	18,512,645	0.27

There were no options granted during the year ended 30 June 2014 outside of the plan.

The options outstanding at 30 June 2014 had a weighted average exercise price of AUD$0.23 and a weighted average remaining contractual life of 0.73 years.

All equity issued outside of the plan has been expensed in prior periods.

2004 US ADR Option Plan – Options

	2014		2013
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
		USD$		USD$
Outstanding at the beginning of the year	-	-	380,000	5.00
Granted	-	-	-	-
Forfeited	-	-	-	-
Exercised	-	-	-	-
Expired	-	-	(380,000)	5.00
Outstanding at year-end	-	-	-	-
Exercisable at year-end	-	-	-	-

There were no options exercised during the year ended 30 June 2014 under this plan.

There were no options granted during the year ended 30 June 2014 under this plan.

There were no options outstanding at 30 June 2014; all options expired unexercised in the prior period on 17 December 2012.

In the year ended 30 June and 2014, there was no value included under corporate personnel expenses in the Statement of Profit or Loss and Other Comprehensive Income related to equity issued under this plan. All equity issued under this plan has been expensed in prior periods.

Notes to the Financial Statements (continued…)

Note 11. Events occurring after the reporting date

No matters or circumstances have arisen since the end of the reporting period, not otherwise disclosed in this report, which significantly affected or may significantly affect the operations of the Group, the result of those operations or the state of affairs of the Group in subsequent financial years.

Note 12. Audit

These accounts are currently in the process of being audited. An Annual Report containing the audit report shall be provided in due course.

Corporate Directory

DIRECTORS

Mr Geoffrey Kempler	Executive Chairman and Chief Executive Officer

Mr Brian Meltzer	Non-Executive Independent Director

Dr George Mihaly	Non-Executive Independent Director

Mr Peter Marks	Non-Executive Independent Director

Mr Lawrence Gozlan	Non-Executive Independent Director

Prof. Ira Shoulson	Non-Executive Independent Director

COMPANY SECRETARY	AUDITORS

Mr Richard Revelins	PricewaterhouseCoopers
Chartered Accountants
2 Southbank Boulevard
Southbank, Victoria, 3006, Australia

REGISTERED OFFICE	SOLICITORS

Suite 2, 1233 High Street	Quinert Rodda & Associates
Armadale, Victoria 3143 Australia	Level 19, 500 Collins Street
Phone: +61 3 9824 8166	Melbourne, Victoria, 3000
Fax: +61 3 9824 8161

PRINCIPAL PLACE OF BUSINESS	SHARE REGISTRY

Level 2, 369 Royal Parade	Computershare Investor Services Pty Ltd
Parkville, Victoria 3052 Australia	Yarra Falls, 452 Johnston Street
Phone: +61 3 9349 4906	Abbotsford, Victoria, 3067, Australia
Fax: +61 3 9348 0377	Telephone: 1300 85 05 05 (within Australia)
+61 3 9415 4000 (overseas)
Facsimile: +61 3 9473 2500
Email: essential.registry@computershare.com.au
Website: www.computershare.com.au

SECURITIES QUOTED	WEBSITE

ASX	www.pranabio.com
(Australian Securities Exchange)
Code: PBT (Shares)

NASDAQ
(North American Dealers Automated Quotation)
Code: PRAN (ADRs)

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